Exhibit 99.1

SU Group Holdings Regains Compliance with Nasdaq

Minimum Publicly Held Shares and Minimum Bid Requirements

HONG KONG, October 2, 2025 – SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related engineering services company in Hong Kong, today announced that on October 1, 2025, it received notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company has regained compliance with the minimum bid price requirement in Nasdaq Listing Rule 5550(a)(2), and the publicly held shares requirement in Nasdaq Listing Rule 5550(a)(4). Accordingly, the hearing before the Hearings Panel scheduled to take place on October 21, 2025, has been cancelled due to mootness. As this matter is now closed the Company’s ordinary shares will continue to trade uninterrupted on Nasdaq under the ticker “SUGP”.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, including the Company’s ability to submit a plan to regain compliance satisfactory to Nasdaq and the Panel; the Company’s ability to evidence that it has a minimum of 500,000 publicly held shares and a minimum bid price of at least $1 per share; and other risks and uncertainties set forth in our reports filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.

Contact:

Global IR Partners
David Pasquale
Phone: +1 914-337-8801
Email: SUGP@globalirpartners.com